POWER OF ATTORNEY

BE IT KNOWN, that Gina L. Bianchini, a director of Scripps Networks Interactive, Inc., does hereby make and appoint Anatolio B. Cruz III, Chief Legal Officer & Corporate Secretary of Scripps Networks Interactive, Inc., as her true and lawful attorney for her and in her name, place and stead, giving and granting to said attorney the power and authority to sign and file reports required under
Section 16(a) of the Securities and Exchange Act of 1934 with full power of substitution and revocation, hereby ratifying and confirming such act(s) that said attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 16th day of February, 2012.

/s/ Gina L. Bianchini